SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended June 30, 1999.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                            SEC File Number: 1058980


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or
              will file annual reports under cover of Form 20-F or
                                   Form 40-F.)

                           Form 20-F [X]   Form 40-F [ ]


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 Not applicable

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [ ]     No [X]

                             TEXON INTERNATIONAL plc

                         Six Months Ended June 30, 1999


                                      Index

                                                                        Page No.
                                                                        --------

PART I      Financial Information

   Item 1   Financial Statements

            Condensed Consolidated Profit and Loss Accounts
            Three months and six months ended June 30, 1999 and 1998          3

            Condensed Consolidated Balance Sheets
            June 30, 1999 and December 31, 1998                               4

            Condensed Consolidated Cash Flow Statement
            Six months ended June 30, 1999 and 1998                           5

            Reconciliation of net cash flow to movement in debt
            Three months and six months ended June 30, 1999 and 1998          6

            Consolidated Statement of Total Recognised Gains and Losses
            Three months and six months ended June 30, 1999 and 1998          7

            Reconciliation of Movements in Shareholders' Funds
            Three months and six months ended June 30, 1999 and 1998          8

            Notes to Condensed Consolidated Financial Statements           9-10

   Item 2   Management's Discussion and Analysis of Financial Condition
            And Results of Operations                                     11-18


PART II     Other Information

   Item 1   Legal Proceedings                                                19

   Item 2   Changes in Securities and Use of Proceeds                        19

   Item 3   Defaults Upon Senior Securities                                  19

   Item 4   Submission of Matters to a Vote of Security Holders              19

   Item 5   Other Information                                                19

   Item 6   Exhibits - Reports on Form 8-K                                   19

                             TEXON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                         (Pounds Sterling In Thousands)


                                                                     Unaudited
                                                --------------------------------------------------
                                                      Six months ended   Three months ended
                                                    June          June         June          June
                                                     30,           30,          30,           30,
                                                    1999          1998         1999          1998
                                                 (pound)       (pound)      (pound)       (pound)

Sales turnover                                    60,933        59,579       32,618        30,727

Cost of sales                                   (40,006)      (38,697)     (21,358)      (19,613)
                                                --------      --------     --------      ---------

Gross profit                                      20,927        20,882       11,260        11,114

Selling, general and
administrative expenses                         (14,320)      (14,206)      (7,422)        (7,454)
                                                --------      --------     --------      ---------

Operating profit                                   6,607         6,676        3,838         3,660

Interest receivable                                  244            43           51             6

Interest payable and similar charges             (5,484)       (5,093)      (2,689)        (2,813)
                                                --------      --------     --------      ---------

Profit on ordinary activities before
taxation                                           1,367         1,626        1,200           853

Taxation on profit on ordinary activities           (499)        (651)         (451)         (375)
                                                --------      --------     --------      ---------

Profit on ordinary activities after
taxation                                             868          975           749           478

Minority equity interests                          (110)          (61)         (67)           (28)
                                                --------      --------     --------      ---------

Net profit for the financial period                  758           914          682           450

Non-equity preference dividend                   (1,300)       (1,300)        (650)          (650)
                                                --------      --------     --------      ---------

Retained (loss)/profit for the period
for equity shareholders                            (542)         (386)           32          (200)
                                                ========      ========     ========      =========


                             TEXON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                         (Pounds Sterling In Thousands)

                                                                Unaudited
                                                               as at June            December 31,
                                                Notes           30, 1999                     1998
                                                                  (pound)                 (pound)

FIXED ASSETS

Goodwill                                                              845                     672
Tangible assets                                                    15,941                  13,116
Investment                                                             14                       0
                                                                ----------               ---------

                                                                   16,800                  13,788
CURRENT ASSETS

Stocks                                              2              16,525                  15,781
Debtors due within one year                                        22,005                  17,579
Debtors due after one year                                          2,073                   2,058
Cash at bank and in hand                                              812                     721
                                                                ----------               ---------
                                                                   41,415                  36,139

CREDITORS
Amounts falling due within one year                               (37,318)                (30,949)
                                                                ----------               ---------

NET CURRENT ASSETS                                                  4,097                   5,190
                                                                ----------               ---------
TOTAL ASSETS LESS CURRENT LIABILITIES                              20,897                  18,978
                                                                ==========               =========

CREDITORS
Amounts falling due after more than
  one year                                                        (80,547)                (84,477)

Provisions for liabilities and charges                             (6,575)                 (7,642)
                                                                ----------              ----------
                                                                  (66,225)                (73,141)
                                                                ==========              ==========

CAPITAL AND RESERVES

Called up share capital                                             9,120                   9,120
Share premium                                                      46,800                  46,800
Profit and loss account                                          (122,743)               (129,539)
                                                                ----------              ----------

Shareholders' deficit

      Equity interests                                           (118,823)                (125,619)
      Non-equity interests                                         52,000                   52,000
                                                                ----------              ----------

                                                                  (66,823)                 (73,619)

Minority equity interests                                             598                      478
                                                                ----------              ----------
                                                                  (66,225)                 (73,141)
                                                                ==========              ==========


                             TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT

                         (Pounds Sterling, In Thousands)

                                                               Unaudited
                                                         ----------------------
                                                            Six months ended
                                                            June          June
                                                             30,           30,
                                                            1999          1998
                                                          (pound)      (pound)

Cash inflow from operating activities                      9,195          5,202

Returns on investments and servicing of finance           (5,140)       (9,402)

Taxation                                                    (826)         (195)

Capital expenditure and financial investment              (1,393)         (352)

Acquisitions and disposals                                (1,466)      (24,000)
                                                         --------      --------

Cash inflow /(outflow) before financing                      370       (28,747)

Financing - (decrease)/increase in debt                     (295)       28,755
                                                         -------       --------

Increase in cash in the period                                75             8
                                                         =======       ========

                             TEXON INTERNATIONAL plc

             RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                         (Pounds Sterling, In Thousands)

                                                               Unaudited
                                                         ----------------------
                                                            Six months ended
                                                            June          June
                                                             30,           30,
                                                            1999          1998
                                                          (pound)       (pound)

Increase in cash in the period                                75             8

Cash inflow/(outflow) from debt and lease financing          295       (28,755)
                                                            -----      --------

Change in net debt resulting from cash flows                 370       (28,747)

Loans and finance leases acquired with subsidiary         (2,039)            -

Non cash movements in debt                                  (202)        4,748

Translation difference                                     6,901           101
                                                         --------      --------

Movement in net debt in the period                         5,031       (23,898)
                                                         --------      --------

Net debt at the opening date                             (91,063)      (64,162)
                                                         --------      --------

Net debt at the closing date                             (86,033)      (88,060)
                                                         ========      ========

                             TEXON INTERNATIONAL plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                         (Pounds Sterling, In Thousands)



                                                                  Unaudited
                                               ---------------------------------------------------
                                                 Six months ended           Three months ended
                                                    June          June         June          June
                                                     30,           30,          30,           30,
                                                    1999          1998         1999          1998
                                                 (pound)       (pound)      (pound)       (pound)

Net profit for the financial period                  758           914          682          450

Currency translation differences
on foreign currency                                7,338         1,411        3,318       (1,590)

                                                   -----         -----        -----       -------
Total recognized gains/(losses) in
the period                                         8,096         2,325        4,000       (1,140)
                                                   =====         =====        =====       =======


                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS

                         (Pounds Sterling, In Thousands)


                                                                   Unaudited
                                                --------------------------------------------------
                                                 Six months ended          Three months ended
                                                    June          June         June          June
                                                     30,           30,          30,           30,
                                                    1999          1998         1999          1998
                                                 (pound)       (pound)      (pound)       (pound)

Retained profit for the period for
  equity shareholders of the Company                 758           914          682           450

Non-equity preference dividend                    (1,300)       (1,300)        (650)         (650)
                                                  -------       -------       ------        ------
                                                    (542)         (386)          32          (200)

New share capital issued                               -           306            -             -

Goodwill purchased during
  the period                                           -          (582)           -          (582)

Foreign exchange adjustments                       7,338         1,411        3,318        (1,590)
                                                 --------      --------     --------      --------
Net decrease/(increase) to
  shareholders' deficit                            6,796           749        3,350        (2,372)

Opening shareholders' deficit                    (73,619)      (68,629)     (70,173)      (65,508)
                                                 --------      --------     --------      --------
Closing shareholders' deficit                    (66,823)      (67,880)     (66,823)      (67,880)
                                                 ========      ========     ========      ========


                             TEXON INTERNATIONAL plc
       Notes to the Unaudited Condensed Consolidated Financial Statements
               June 30, 1999, June 30, 1998 and December 31, 1998


1. The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the three to six month periods are not necessarily indicative of the results which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.


2. Inventory is valued by the Company at the lower of cost or market value using the first-in, first-out (FIFO) method. Inventories are summarised as follows :

                                                June 30,        December 31,
                                                   1999                 1998
                                                (Pounds sterling in thousands)
                                                  (pound)            (pound)

     Finished goods and goods for resale          11,975              12,406
     Work in progress                              1,985               1,269
     Raw materials                                 2,565               2,106
                                                  ------              ------

                                                  16,525              15,781
                                                  ======              ======

     Included within the above inventory figures for June 30, 1999 is an inventory reserve of (pound)1,178,000 ((pound)1,115,000 December 31, 1998). Inventory has increased during the six months ended June 30, 1999 mainly due to the inclusion of (pound)0.7 million for Cornwell Industries Ltd.


3.   Preference dividends

     The terms of the redeemable cumulative preference dividends are as follows:

     The redeemable cumulative preference shares (shown as non-equity interests in the balance sheet) carry a fixed cumulative dividend, calculated as a percentage of the redemption value of (pound)52.0 million, payable semi-annually at a rate exclusive of any associated tax credit. On March 11, 1999 a Special Resolution was passed by the Shareholders to amend the Articles of Association of the Company to reflect a change in the dividend percentage. The new Articles state that for periods ending on or prior to December 31, 2000, the preference dividend will accrue at the rate of 6.75% per annum rather than at 15% as shown by the previous agreement. This change is retrospective and any entitlement to the higher rate in historic periods has been waived by the Shareholders. There has been no change made to the period post January 1, 2001 where, in the absence of a sale or listing of the Company the preference dividend will accrue at the rate of 15% per annum through to September 30, 2002, an at 25% thereafter. At present, payment of a 5% per annum dividend on or prior to the due date shall be deemed to satisfy the full 6.75% rate for periods up to December 31, 2000 - provided that arrears of accrued but unpaid dividends in respect of previous periods have been paid until this date. In the event that the dividend is not paid on the due date it shall accumulate at a rate of 6.75%. The Directors believe that it is improbable that the Company will actually bear the higher rates and so they have not been taken into account for the purposes of calculating the finance charge.

     In connection with the Company's refinancing on July 22, 1999, the preference shareholders have agreed to retrospectively waive their right to receive a semi-annual preference dividend and in its place accepted an additional redemption premium of 6.75%, compounding annually. The redemption premium will become payable to the preference shareholders on the earlier of:

     1.  a sale of the Company or,
     2.  an initial public offering of the Company's equity securities.


     Had the change in the terms of the preference shares occurred by June 30, 1999 then creditors due within one year would have been reduced by (pounds)3.9 million being the unpaid dividends. The profit and loss account reserve would have been decreased by (pounds)0.23 million and other reserves would have increased by (pounds)4.13 million being the unpaid redemption premium.


4.   Changes in UK Accounting Standards

     The  Accounting  Standards  Board has issued FRS 15, which is effective for all accounting periods ending on or after March 23, 2000. FRS 15 provides accounting and reporting standards for tangible fixed assets and replaces Statement of Standard Accounting Practice ("SSAP") 12 on depreciation. Its objective is to change and/or clarify: initial measurement (i.e., cost), and subsequent expenditure on maintaining or part-replacing; valuation, and treatment of consequent gains/losses; depreciation; an disclosure of tangible fixed assets. It eliminates 'cherry-picking' valuations by requiring valuation and updating by entire classes of asset. It clarifies in particular the circumstances in which depreciation may be regarded as immaterial, and the consequences for accounting. The Company will apply the provisions of FRS 15 prospectively in 2000.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations


The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Registration Statement on Form F-4 filed by the Company with the Securities and Exchange Commission (the "Commission") on May 27, 1998 and in the Company's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Company's markets.

The forward-looking statements contained herein are qualified by the cautionary statements appearing on pages 4 and 5 of the Company's annual report, a copy of which is available on request.


Recent Developments
-------------------

On July 22, 1999 Texon Mockmuhl GmbH, a wholly owned subsidiary of the Company, completed the acquisition of Esjot. Esjot is the world leader in the manufacture of steel toe caps and mid soles for safety shoes. Esjot has factories near Strasbourg - France, Milan - Italy and Dortmund - Germany and has approximately 200 employees. The consideration paid for the acquisition was approximately DM60 million in cash. The Company believes that the acquisition will make the Texon International Group the leadin supplier of structural components to the safety footwear segment - a growing market where customers rely on the performance of the product.

In order to fund the acquisition of Esjot, Texon International plc refinanced it's Senior Secured Loans. The Company replaced its existing three year revolving credit facility of (pound)15,000,000, with the following facilities;


      1. Euro term loan facility of Euro 30,000,000 (proceeds used specifically to fund the purchase price of Esjot). This is repayable by July 01, 2004 by way of semi-annual instalments, the first being due on January 01, 2000.

      2. Five year revolving credit facility in a maximum aggregate amount not exceeding Euro 15,000,000 or its equivalent in optional currencies.

The above facilities bear interest at a rate of LIBOR plus 2% per annum, subject to certain reductions based on financial performance.

In connection with the above refinancing the preference shareholders have agreed to retrospectively waive their right to receive a semi-annual preference dividend and in its place accepted an additional redemption premium of 6.75%, compounding annually. The redemption premium will become payable to the preference shareholders on the earlier of:

      1.  a sale of the Company or,
      2.  an initial public offering of the Company's equity securities.

General
-------

The Company is the world's largest manufacturer and marketer of structural materials essential for the manufacture of footwear. The Company operates a global business, with sales that are widely diversified by geographic region and product line and operates six manufacturing facilities in the U.K., the United States, Germany, Italy and China.

During the first six months of 1999 sales of insoles, stiffeners, other footwear materials, industrial products and Cornwell products accounted for 45%, 19%, 19%, 11% and 6% of total sales, respectively. In the same period, through the Company's extensive marketing and distribution network, 48% of sales were made to Europe, 32% to Asia and the Pacific, 15% to the Americas and 5% to the rest of the world.


Results of Operations
---------------------

The global footwear market has continued to be depressed and provides a tough environment in which to operate. Footwear retailers in the US and Europe have reported slightly higher sales from last year but well below those recorded in 1996 and 1997. Similarly, problems in South America and Russia have all led to a reduction in demand for the Company's products. Against this background the Company has significantly increased its sales in Asia.


Comparison of the Three Months Ended June 30, 1999 to the Three Months Ended June 30, 1998.

Sales turnover. Sales increased (pound)1.9 million or 6.2%, to (pound)32.6 million during the three months ended June 30, 1999 from (pound)30.7 million in the comparable period of 1998. Cornwell Industry's sales for the quarter ended
June 30, 1999 were (pound)2.6 million. On a constant currency basis, sales increased by (pound)1.5 million or 4.5% during the three months ended June 30, 1999 from the comparable period in 1998.

Sales of insoles, decreased by 10% during the second quarter of 1999 from the comparable period in 1998 reflecting the difficult market conditions in Europe and North America where the Company has the majority of its insole sales.

During the three months ended June 30, 1999, sales of stiffeners increased 19% from the comparable period in 1998. This increase is the result of the Company's continuing sales program to major athletic footwear manufacturers in Asia.

During the three months ended June 30, 1999, sales of industrial products increased 4% from the comparable period in 1998 which is in line with the recent growth trend the Company has experienced in these markets.

Sales of other footwear materials, decreased by 5% in the three months ended June 30, 1999 from the comparable period in 1998. These products, although sold throughout the world, hold strong positions in the UK and some European countries where footwear production has declined as a result of the weak market conditions noted above.

On a geographical basis sales for the three months ended June 30, 1999 were higher in Europe by 3%, Asia by 25% and Australasia by 2%, and lower in North America by

14%, South America by 7%, and the rest of the world by 14%, each from the comparable period in 1998.

European sales were (pound)0.6 million higher than the comparable period in 1998. Excluding Cornwell industries sales would be (pound)2.0 million or 13.2% lower than the comparable period in 1998. The decrease has been principally in the UK where footwear production continues to decline and in Eastern Europe as a result of significantly lower demand in Russia.

Asian sales increased by (pound)1.2 million from the comparable period in 1998 due to the sales initiatives for stiffner products as well as strong market share gains made in China for insoles.

In North America, although market share gains were made, the overall market was soft due to weak retail sales. Sales were (pound)0.6 million lower in the second quarter of 1999 as against the comparable period in 1998.

South American sales were approximately (pound)0.1 million lower from the comparable period in 1998, predominantly in Brazil where the devaluation of the real weakened the Company's competitive position as compared to local manufacturers.


Gross Profit. Gross profit for the three months ended June 30, 1999 increased by (pound)0.2 million to (pound)11.3 million compared to (pound)11.1 million in the comparable period in 1998. When expressed as a percentage of sales, gross profit was 34.5% for the three months ended June 30, 1999 an decrease of 1.7% from the comparable period in 1998. The decrease in margin as compared to last year is partially due to the Cornwell acquisition which generates gross profit margins of 25-26% compared to Texon at around 35%.


Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), for the three months ended June 30, 1999 were comparable with the same period in 1998 at (pound)7.4 million.

The S G + A costs for the three months ended June 30, 1999 included an expense of (pound)0.6 million at Cornwell as well as an increase in rent in Leicester following the sale of the site in October 1998 of (pound)0.1 million. Therefore S G + A costs on an equal cost basis have decreased by (pound)0.7 million or 9.5% to (pound)6.7 million compared with the same period in 1998.


Operating Profit. Operating profit for the three months ended June 30, 1999 was (pound)3.8 million, which is an increase of 4.9% from (pound)3.7 million for the comparable period in 1998.


Earnings before depreciation and amortization for the three months ended June 30, 1999 was (pound)4.7 million (excluding reorganisation costs of (pound)0.1 million for the three months ended June 30, 1999 and (pound)0.5 million for the same period in 1998) and this is comparable with the three months ended June 30, 1998.


Interest payable and similar charges has decreased by (pound)0.1 million to (pound)2.7 million for the three months ended June 30, 1999 from (pound)2.8 million from the comparable period in 1998.

Taxation. The tax charge for the three months ended June 30, 1999 is based on the estimated percentage tax rate the Company will incur for the full year.


Comparison of the Six Months Ended June 30, 1999 to the Six Months Ended June 30, 1998.

Sales turnover. Sales increased (pound)1.4 million or 2.3%, to (pound)60.9 million during the six months ended June 30, 1999 from (pound)59.5 million in the comparable period of 1998. Cornwell Industry's sales for the six months ended June 30, 1999 were (pound)3.4 million.

On a constant currency basis, sales increased by (pound)0.2 million or 0.3% during the six months ended June 30, 1999 from the comparable period in 1998.


Gross Profit. Gross profit for the six months ended June 30, 1999 was (pound)20.9 million which was comparable with the same period in 1998. When expressed as a percentage of sales, gross profit was 34.3% for the six months ended June 30, 1999 compared to a gross profit of 35.0% for the same period in 1998. This is due as noted above to the gross profit margins of Cornwell Industries.


Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), increased by (pound)0.1 million or 0.8% to (pound)14.3 million for the six months ended June 30, 1999 from (pound)14.2 million from the comparable period in 1998.


Operating Profit. Operating profit for the six months ended June 30, 1999 was (pound)6.6 million, a decrease of (pound)0.1 million from (pound)6.7 million for the comparable period in 1998.


Earnings before depreciation and amortization for the six months ended June 30, 1999 was (pound)8.1 million (excluding reorganisation costs (pound)0.2 million for the six months ended June 30, 1999 and (pound)0.5 million for the same period in 1998) as compared to (pound)8.3 million for the comparable period in 1998.


Interest. Interest receivable has increased by (pound)0.2 million to (pound)0.24 for the six months ended June 30, 1999 from (pound)0.04 million from the comparable period in 1998. This is mainly due to the Company repurchasing (Deutsche Marks)7 million of its senior secured notes in October 1998 and the interest therefore being payable and receivable for the Company since that date.


Interest payable and similar charges has increased by (pound)0.4 million to (pound)5.5 million for the six months ended June 30, 1999 from (pound)5.1 million from the comparable period in 1998. The Company restructured its debt on January 30, 1998 by the issuance of Senior Secured Notes, which led to higher debt within the Company, but the Company simultaneously faces a lower average rate of interest.

Taxation. The tax charge for the six months ended June 30, 1999 is based on the estimated percentage tax rate the Company will incur for the full year.


Financial Condition and Liquidity
---------------------------------

The Company's liquidity needs arise primarily from debt service obligations on the indebtedness incurred in connection with the Senior Secured Notes and Revolving Facility, from working capital needs and from the funding of capital expenditures. The total liabilities at June 30, 1999 were (pound)124.4 million including consolidated indebtedness of (pound)86.8 million which compares to total assets of (pound)58.2 million. The excess of liabilities over assets of (pound)66.2 million is due to the elimination of goodwill.

The shareholders' deficit as at June 30, 1999 of (pound)66.8 million compares with (pound)73.6 million as at December 31, 1998.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's (pound)15.0 million Revolving Facility and several local facilities in Germany, Italy, China and the UK

The net cash flow from operating activities for the Six months ended June 30, 1999 was (pound)9.2 million compared to (pound)5.2 million for the comparable period in 1998. This increase of (pound)4.0 million can be attributed to the combination of a decrease in operating assets (pound)4.2 million as a result of active balance sheet management offset by lower profits (pound)0.2 million.

Inventories as at June 30, 1999 were (pound)16.5 million compared to (pound)15.8 million at December 31, 1998, while trade receivables at June 30, 1999 were (pound)20.4 million compared to (pound)16.0 million at December 31,1998. The 1999 figures include Cornwell inventories and trade receivables of (pound)0.7 million and (pound)2.0 million respectively.

Returns on investments and servicing of finance for the six months ended June 30, 1999 are (pound)5.1 million which includes (pound)0.5 million relating to the previously accrued issuance costs of the Senior Secured Notes. The comparable period in 1998 was (pound)9.4 million which included issuance costs of the Senior Secured Notes of (pound)4.0 million.

Capital expenditure, in the second quarter was (pound)0.4 million, as compared to (pound)0.3 million for the comparable period in 1998. Investments included (pound)0.1 million as part of a (pound)0.6 million program to increase capacity and flexibility in the non-woven factory in Skelton, UK and other investments related primarily to small acquisitions made during the quarter and the global implementation of an enterprise resource planning system utilising BaaN software.

Acquisitions and disposals cash outflow for the six months ended June 30, 1999 consisted of (pound)0.8 million for the purchase of Cornwell Industries Ltd on March 1, 1999 and (pound)0.7 million for the second instalment for the purchase of the additional 30% of the ordinary shares in Foshan Texon Cellulose Board Manufacturing Co Limited, the operation in China. During the six months ended
June 30, 1998 (pound)23.5 million was paid to the shareholders of United Texon Limited as part of the acquisition of United Texon Limited by Texon International plc and the subsequent restructuring of the debt on January 30, 1998 and (pound)0.5 million was paid as the first instalment for the purchase of the additional 30% of the Foshan operation noted above.

Financial Instruments and Market Risks
--------------------------------------

The Company's operations are conducted by entities in many countries, and accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into Sterling at the applicable currency exchange rate for inclusion in the Company's financial statements. The depreciation of Sterling against such currencies will have a positive impact on the reported sales and operating margin. Based on average exchange rates throughout the first half of 1999, Sterling depreciated 2.0% against the Deutsche Mark compared to the similar period in 1998. For this purpose the Deutsche Mark is taken as representative of the currencies which are members of the European Monetary System ("EMS"). Conversely, the appreciation of Sterling against certain European currencies will have a negative impact on the reported sales and operating margin. Fluctuations in the exchange rate between Sterling and other currencies may also affect the book value of the Company's assets and the amount of the Company's shareholders' equity.

In addition to currency translation risk, the Company incurs currency transaction risk because the Company's operations involve transactions in a variety of currencies. Fluctuations in currency exchange rates may significantly affect the Company's results of operations because many of its subsidiaries' costs are incurred in currencies different from those that are received from the sale of their products, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Currency hedging is generally used by businesses to protect against transaction risk. The Company engages in hedging its transaction exposure through the use of foreign exchange forward contracts to cover exposures arising on outstanding purchase and sales invoices. It has not covered outstanding purchase or sales orders unless they are firm commitments. The Company may cover such exposures in the future if it is within its financing ability. The present hedging covers all traded currencies to which the Company is exposed, which include Deutsche Mark and US dollar, as well as other major European currencies, the Hong Kong and Taiwan dollar and the Australian and New Zealand dollar. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

A significant portion of the Company's revenues and expenses will be denominated in currencies other than the Deutsche Mark, the currency in which interest on and the principal of the Company's Senior Secured Notes must be paid. Significant increases in the value of the Deutsche Mark relative to other currencies in which the Company conducts its operations could have an adverse effect on the Company's ability to meet interest and principal obligations on foreign currency denominated debt, including the Senior Secured Notes.

Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which the Federal Republic of Germany is a signatory, from January 1, 1999, the "Euro" can be used concurrently with some of the currencies of the Member states of the European Union (the "EU") including the Deutsche Mark.

During the six months ended June 30, 1999 the Company has paid interest on and has continued to value the Senior Secured Notes in Deutsche Marks. The Company does however anticipate the Deutsche Mark being replaced by the Euro pursuant to the Treaty, and the payment of principal of, and interest on, the Senior Secured Notes will be effected in Euro in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty. In addition, the regulations of the EU relating to the Euro will apply to the Senior Secured Notes and the Indenture governing the terms of the Senior Secured Notes. Foreign exchange forward contracts have been used by the Company to cover interest payments due for July 1999 in Deutsche Marks and January 2000 and July 2000 in Euros.

The Euro has been used as a trading currency by the Company during the six months ended June 30, 1999 and there have been no material costs to the business other than through exchange rate effects.


International Operations
------------------------

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, Germany, Italy, and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet date exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

Although 31% of the Company's sales are to Asia and the Pacific, these sales are to major footwear companies' subcontractors located in the region who export the substantial majority of their production. As such management estimates that less than 5% of sales are used in footwear which is sold in Asia. Therefore, the Company believes that the economic and banking problems experienced by some of the Asian countries should not have a material impact on the Company's results of operations and revenues.

The devaluation of certain Asian currencies has benefited some of the Company's competitors who manufacture their products in the region. However, as labor and overhead relative to raw materials, which are substantially denominated in US dollars, represent a small proportion of the cost of goods sold, management does not expect a material impact on the operations of the Company.

The Company's financial performance in future periods may be adversely impacted as a result of changes in the above factors which are largely beyond the control of the Company.


Year 2000 Compliance
--------------------

Following a comprehensive review of the Company's computer systems and plant and equipment which incorporate microprocessors, the Company is in the process of formulating and implementing a program designed to ensure that the software used in connection with the Company's business and operations will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. This program includes both updating existing software and the implementation of new software at various locations and has been substantially completed during the second quarter of 1999. The Company currently estimates that the costs incurred to date of dealing with the Year 2000 problem, that are not related to ongoing systems updates, are not material. It also estimates that the additional costs to be incurred in connection with the Year 2000 program shall be approximately (pound)200,000 although there can be no assurance that this will b the case or that the Company will not incur additional costs in connection with such a program. All costs are expensed when incurred. To date no significant issues have been identified that management has not addressed.

The general expectation by those who have studied best practice in managing the Year 2000 problem is that even the best run projects will face some Year 2000 compliance failures. There can be no assurance that Year 2000 projects will be successful or that the date change from 1999 to 2000 will not materially affect an organization's operations and financial results. Businesses, including the Company, may also be affected by the inability of third parties to manage the Year 2000 problem.


Exchange Rate Information
-------------------------

The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                                   1999 Average Rate       Period End Rate
                                   -----------------       ---------------

           US Dollar                            1.62                  1.58

           Deutschemark                         2.92                  3.01

Part II   Other Information


Item 1      Legal Proceedings

            From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings which the Company believe would have a material adverse effect on the Company's results or operations or financial condition.


Item 2      Changes in Securities and Use of Proceeds

            None.


Item 3      Defaults Upon Senior Securities

            None.

Item 4      Submission of Matters to a Vote of Security Holders

            None.

Item 5      Other Information

            None.

Item 6      Exhibits and Report on Form 8 - K

            10.72 Sale and Purchase Agreement between Rosenkranz & Krause GmbH & Co., as vendor, Texon Mockmuhl, as purchaser, and the Company, as guarantor, dated July 22, 1999 P

            10.73 Term and Revolving Facilities Agreement, dated July 22, 1999, among the Company, United Texon Limited, certain other companies in the Texon Group, Chase Manhattan Bank plc, The Chase Manhattan Bank, BHF Bank AG and Chase Manhattan
                    International Limited   P

            10.74 Composite Debenture, dated July 22, 1999, among United Texon Limited, certain other companies in the Texon Group and
                    Chase Manhattan International Limited   P

               99   Press  Release,   dated  July  28,  1999,  relating  to  the
                    acquisition of the Esjot Group   P

               P    This   exhibit  has  been  filed  in  paper  form  with  the
                    Securities and Exchange Commission under cover of Form SE on August 16, 1999.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Texon International plc
                                         -----------------------
                                               (Registrant)



Date:  August 13, 1999                   By    /s/ J. Neil Fleming
                                            -----------------------------
                                            J. Neil Fleming
                                            Finance Director and
                                            Chief Accounting Officer